



06016290

TNS House
Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Sarah.Young@tns-global.com

Sarah Young
Assistant to the Company Secretariat

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States


SEC MAIL PROCESSING
RECEIVED
AUG 2 3 2006
WASH. D.C. 213 SECTION

21st August 2006

SUPPL

Dear Sir/Madam

Re: Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. Taylor Nelson Sofres plc- Company no. 00912624-RNS Announcement (notification from Threadneedle Asset Management Holdings Limited).

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully

Sarah Young

Sarah Young

Enc.

PROCESSED
AUG 2 8 2006
THOMSON
FINANCIAL

8/23

Template - (Securities & Exchange Commission)060821

View Announcement

status list 

Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Repl
Taylor Nelson Sofres PLC	Holding(s) in Company		17:10 17 Aug 06		

Full Announcement Text

Taylor Nelson Sofres plc (TNS) has received notification from Threadneedle Asset Management Holdings Limited regarding a change to a notifiable interest in the ordinary share capital of TNS.

The notification was made on behalf of Ameriprise Financial, Inc, the ultimate holding company of the Amerip Financial group of companies, Threadneedle Navigator Unit Trust Managers Ltd, Threadneedle Investment Fu ICVC, Threadneedle Specialist Investment Funds ICVC and Threadneedle Investment Services Ltd, Threadnee International Ltd, Threadneedle Pensions Ltd, Threadneedle Asset Management Ltd and Threadneedle As Management Holdings Ltd.

Registered Holder	Holding in TNS shares
Ameriprise Financial, Inc	150,000
Bank of Ireland Nominees	263,103
Bank of Ireland Nominees	420,887
Bank of Ireland Nominees	189,283
BNY (OCS) Nominees Limited	699,786
BNY (OCS) Nominees Limited	553,871
BNY (OCS) Nominees Limited	596,099
BNY (OCS) Nominees Limited	346,925
Littledown Nominees Limited	21,078,919
Littledown Nominees Limited	947,204
Littledown Nominees Limited	627,383
Littledown Nominees Limited	3,991,019
Littledown Nominees Limited	81,564
Littledown Nominees Limited	19,547
Littledown Nominees Limited	16,755
Littledown Nominees Limited	1,718,173
Littledown Nominees Limited	923,193
Littledown Nominees Limited	1,361,244
Littledown Nominees Limited	5,063,011
Littledown Nominees Limited	9,299,405
Littledown Nominees Limited	1,692,651
Littledown Nominees Limited	64,000
Littledown Nominees Limited	1,467,629
Littledown Nominees Limited	24,897
Mellon Nominees (UK) Limited	774,504
Mellon Nominees (UK) Limited	394,946
Roy Nominees	128,569
State Street Nominees Limited	1,000,957
State Street Nominees Limited	89,851
William & Glyns (Isle of Man) Nominees Ltd	195,000
TOTAL	54,180,375

This holding of 54,180,375 represents 11.97% of the share capital of TNS.

END

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